                                                                        REDACTED

                         NORTHSTAR REALTY FINANCE CORP.
                         527 MADISON AVENUE, 16TH FLOOR
                            NEW YORK, NEW YORK 10022

                                                June 28, 2005

VIA HAND DELIVERY
-----------------
Thomas Flinn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         RE:  NorthStar Realty Finance Corp.;
              Form 8-K filed on May 24, 2005 (File No. 1-32330)
              -------------------------------------------------

Dear Mr. Flinn:

         Below please find the response of NorthStar Realty Finance Corp., a
Maryland corporation (the "Company") to the comments of the staff (the "Staff")
of the Securities and Exchange Commission (the "Commission") set forth in your letter dated June 21, 2005 (the "Comment Letter") regarding the Form 8-K filed by the Company on May 24, 2005 (the "Form 8-K").

Mr. Flinn
June 28, 2005                                                           REDACTED

         The following paragraph restates the comment in the Comment Letter and is immediately followed by the response to such comment.

1.       FOR ADJUSTMENT NINE AND ELEVEN ON THE SCHEDULE OF ADJUSTMENTS RELATING
         TO THE PERIOD OCTOBER 29, 2004 THROUGH DECEMBER 31, 20004 AS PROVIDED
         IN EXHIBIT A IN RESPONSE TO OUR PREVIOUS COMMENT LETTER, PLEASE
         DESCRIBE THE SPECIFIC MONTHS THAT THE ADJUSTMENTS RELATE TO AND THE
         DOLLAR AMOUNTS PER MONTH. IN ADDITION, PLEASE DESCRIBE THE EFFECTS OF
         THESE ADJUSTMENTS ON THE PREVIOUSLY FILED IN YOUR QUARTERLY REPORT FOR
         SEPTEMBER 30, 2004 FILED ON DECEMBER 30, 2004 AND YOUR S-11 FILED ON
         OCTOBER 25, 2004, IF ANY.

                                 [PARAGRAPH 01]

         [CONFIDENTIAL TREATMENT REQUESTED BY NORTHSTAR REALTY FINANCE CORP.
         RESPONSIVE INFORMATION BEING SUBMITTED CONFIDENTIALLY TO THE SEC.]

                                 [PARAGRAPH 02]

         [CONFIDENTIAL TREATMENT REQUESTED BY NORTHSTAR REALTY FINANCE CORP.
         RESPONSIVE INFORMATION BEING SUBMITTED CONFIDENTIALLY TO THE SEC.]

                                      * * *

         Any questions or comments relating to the foregoing or the enclosed materials should be directed to the undersigned at (212) 319-2618. We thank you in advance for your prompt attention to this matter.

                                          Very truly yours,

                                          /s/ Mark E. Chertok
                                          ---------------------------
                                          Mark E. Chertok
                                          Chief Financial Officer
                                          of NorthStar Realty Finance Corp.

cc: David J. Goldschmidt,
          Skadden, Arps, Slate, Meagher & Flom LLP